MIGENIX Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING
AND MANAGEMENT INFORMATION CIRCULAR

Time:

October 31, 2008 at 2:00 p.m.

Place:

Plaza 500 Hotel and Convention Centre
500 12th Avenue West
Vancouver, British Columbia
Canada

MIGENIX Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of MIGENIX Inc. (the "Company") will be held at Plaza 500 Hotel and Convention Centre, 500 12th Avenue West, Vancouver, British Columbia, on Friday, October 31, 2008 at 2:00 p.m. (Vancouver time) for the following purposes:

1.

to receive and consider the annual report of the Company, which includes the report of the board of directors of the Company, the audited financial statements of the Company for the year ended April 30, 2008 and the report of the auditors thereon;

2.

to re-appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

3.

to fix the number of directors of the Company for the ensuing year at 5;

4.

to elect directors of the Company for the ensuing year;

5.

to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving an amendment to the Company's 2006 incentive stock option plan (the "Plan") by increasing the maximum number of common shares issuable under the Plan; and

6.

to transact such further or other business as may properly come before the Meeting, or at any adjournment(s) or postponement(s) thereof.

Accompanying this notice of meeting is the management information circular and form of proxy, which should be read in conjunction with this notice of meeting.

Shareholders of record at the close of business on September 26, 2008, will be entitled to notice of, attend and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and deliver the enclosed form of proxy in accordance with the instructions set out therein and in the management information circular accompanying this notice of meeting.

DATED at Vancouver, British Columbia, this 2nd day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas Johnson"

Douglas Johnson
Chairman of the Board

MIGENIX Inc.

102 – 2389 Health Sciences Mall

Vancouver, British Columbia

Canada  V6T 1Z3

INFORMATION CIRCULAR

(Containing information as at September 30, 2008, unless otherwise indicated.)

SOLICITATION OF PROXIES

This management information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by management of MIGENIX Inc. ("MIGENIX" or the "Company") for use at the annual and special meeting (the "Meeting") of the shareholders of the Company to be held on Friday, October 31, 2008 at 2:00 p.m. (Vancouver time) at Plaza 500 Hotel and Convention Centre, 500 12th Avenue West, Vancouver, British Columbia, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of meeting. While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of this solicitation will be borne by the Company.

Because many of the Company's shareholders are unable to attend the Meeting in person, and in accordance with applicable securities legislation in Canada, the board of directors of the Company (the "Board") solicits proxies by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting and at any adjournment(s) or postponement(s) thereof. Shareholders who expect to be unable to attend the Meeting in person should:

(a)

read this Information Circular carefully;

(b)

specify their choice on each matter by marking the appropriate box on the enclosed form of proxy; and

(c)

sign, date and return the form of proxy to the Company's registrar and transfer agent Pacific Corporate Trust Company, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by facsimile to 1-866-249-7775, or in such other manner as specified in the form of proxy, before 2:00 p.m. (Vancouver  time) on Wednesday, October 29, 2008.

To be valid, the form of proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, either under seal of the corporation or by a duly authorized and appointed officer, attorney or representative of the corporation, and returned to the Company's registrar and transfer agent in the manner and within the time set out above.  The Chairman of the Meeting has the discretion to accept proxies received after that time.

RECORD DATE

The Board has set the close of business on Friday, September 26, 2008, as the record date (the "Record Date") for determining which shareholders of the Company shall be entitled to receive notice of and to vote at the Meeting.  Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder of record transfers his, her or its common shares and the transferee (the "Transferee"), upon establishing that the Transferee owns such common shares, requests in writing, at least ten days prior to the Meeting or at any adjournment(s) or postponement(s) thereof, that the Transferee may have his, her or its name included on the list of shareholders entitled to vote at the Meeting.  In such case, the Transferee, upon fulfilling the necessary requirements, will be entitled to vote such shares at the Meeting.  Such written request by the Transferee shall be filed with the Secretary of the Company at 102 – 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3.

APPOINTMENT OF PROXYHOLDERS AND VOTING OF PROXIES

A shareholder has the right to appoint another person or company to attend and act on the shareholder's behalf at the Meeting other than the persons named in the enclosed form of proxy. To exercise this right, a shareholder should strike out the names of the persons named in the form of proxy and insert the name of the shareholder's nominee in the blank space provided. A person or company appointed as a proxyholder need not be a shareholder of the Company.

The shares represented by the form of proxy will, if the instructions contained in the form of proxy are certain and if the form of proxy is duly completed and delivered and has not been revoked, be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and where the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specifications so made. If no choice is specified by a shareholder of the Company with respect to any matter identified in the proxy, it is intended that the persons designated by management in the form of proxy will vote the shares represented thereby in favour of the motions proposed to be made at the Meeting as stated in the form of proxy.

The enclosed form of proxy confers upon the proxy holder discretionary authority to vote all shares represented by the form of proxy with respect to amendment(s) or variation(s) to matters identified in the notice of meeting or any other matter(s) that properly comes before the Meeting. In the event that amendment(s) or variation(s) to any matter(s) identified in the notice of meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy solicited hereby to vote in accordance with their best judgment on such matter(s) of business. As at the date hereof, management of the Company knows of no such amendment, variation or other matter to come before the Meeting, other than matters referred to in the notice of meeting.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder, or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered to the registered office of the Company at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or to the Chairman of the Meeting before the commencement of the Meeting, or in any other manner provided by law.

NOTICE TO BENEFICIAL OWNERS

A shareholder whose shares are registered in the name of a third party, such as a brokerage firm, securities dealer, trust company, bank or other similar intermediary, is generally referred to as a

"non-registered shareholder". Such non-registered shareholders, if instructions have been provided to the intermediary, will receive a package from the intermediary containing either: (i) a request for voting instructions from the non-registered shareholder; or (ii) a form of proxy which may be signed by the intermediary and specify the number of shares beneficially owned by the non-registered shareholder, but is otherwise incomplete. If a non-registered shareholder who receives one of the above forms wishes to vote in person at the Meeting, the non-registered shareholder should strike out the names of management's representatives named in the form of proxy and insert the non-registered shareholder's name in the blank space provided. In either case, non-registered shareholders should carefully follow the instructions of their intermediary with respect to the procedures for voting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At the close of business on September 30, 2008, 94,463,806 common shares without par value in the capital stock of the Company (each a "Common Share") were issued and outstanding, each such Common Share carrying the right to one vote at the Meeting. There are no other classes of voting securities of the Company outstanding. Only those holders of record of Common Shares on September 26, 2008 are entitled to vote at the Meeting. Holders of:  (i) the Redeemable, Convertible Preferred shares, Series A; (ii) the Redeemable, Convertible Preferred shares, Series B; and (iii) the Redeemable, Convertible Preferred shares, Series D of the Company are entitled to receive notice of and attend the Meeting but are not entitled to vote thereat.

The following table lists, to the knowledge of the directors and executive officers of the Company, those persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company as at the date hereof:

Name	Number of Common Shares	Percentage of Common Shares
DJohnson Holdings Inc.(1)	16,560,400(2)(3)	17.5%

Notes:

(1)

DJohnson Holdings Inc. ("DJohnson Holdings") is a private holding company organized under the laws of British Columbia, controlled and owned by Douglas Johnson, Chairman of the Board.

(2)

In July 2008, DJohnson Holdings announced that it intended to requisition a meeting of the Company's shareholders to remove and replace a majority of the Company's directors. In connection therewith, DJohnson Holdings entered into two separate voting trust agreements (the "Voting Trust Agreements") dated July 2, 2008 and July 15, 2008, respectively, with certain of the shareholders of the Company. Pursuant to the Voting Trust Agreements, DJohnson Holdings acquired voting control and direction over an aggregate of 16,560,400 Common Shares, representing approximately 17.5% of the total issued and outstanding Common Shares.

(3)

The amount reported includes 5,039,000 Common Shares beneficially owned by DJohnson Holdings.

NUMBER AND ELECTION OF DIRECTORS

The Board is currently comprised of 5 members. At the Meeting, shareholders will be called upon to approve an ordinary resolution setting the number of directors of the Company at 5. A simple majority of the votes cast at the Meeting is required to fix the number of directors of the Company at 5.

Directors are elected by a plurality of votes cast at the Meeting, which means that those nominees for election to the Board who receive the largest number of favourable votes will be elected as directors of the Company, up to the maximum number of directors fixed by the shareholders at the Meeting.

In accordance with the Articles of the Company and the Business Corporations Act (British Columbia), each director holds office until the next annual general meeting or until his successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or such director becomes disqualified to act as a director pursuant to the Business Corporations Act (British Columbia).

UNLESS SUCH AUTHORITY IS WITHHELD, THE MANAGEMENT REPRESENTATIVES NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS NAMED IN THE FORM OF PROXY AS NOMINEES FOR DIRECTORS. IN THE UNANTICIPATED EVENT THAT A NOMINEE IS UNABLE TO, OR DECLINES TO SERVE AS A DIRECTOR AT THE TIME OF THE MEETING, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY SHALL HAVE DISCRETIONARY AUTHORITY TO VOTE FOR THE ELECTION OF ANY OTHER PERSON IF PRESENTED OR TO REDUCE THE NUMBER OF DIRECTORS ACCORDINGLY, IN THEIR DISCRETION. AS OF THE DATE OF THIS INFORMATION CIRCULAR, THE BOARD IS NOT AWARE OF ANY NOMINEE WHO IS UNABLE TO OR WHO INTENDS TO DECLINE TO SERVE AS A DIRECTOR, IF ELECTED.

Information on Management Nominees for Directors

The following table sets forth the name of each person proposed to be nominated by management for election as a director, the province and country in which the nominee is ordinarily resident, all offices of the Company now held by the nominee, the period of time for which the nominee has been a director of the Company and the number of Common Shares beneficially owned by the nominee, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Name and Residence of Nominee	Present Position(s) with the Company	Director Since	Common Shares Beneficially Owned or Controlled and Directed (#)
DOUGLAS B. JOHNSON(1) British Columbia, Canada	Chairman of the Board	August 11, 2008	16,560,400(2)
BRUCE A. SCHMIDT(1) British Columbia, Canada	President and Chief Executive Officer (interim) and Director	August 11, 2008	Nil
ANDREW RAE(1)(3)(4) British Columbia, Canada	Director	August 11, 2008	Nil
PIETER DORSMAN(3)(4) British Columbia, Canada	Director	April 17, 2008	15,000
ALISTAIR DUNCAN, JR.(3)(4) British Columbia, Canada	Director	September 8, 2004	2,500

Notes:

(1)

On August 11, 2008, the Company announced that it had reached an agreement (the "Agreement") with DJohnson Holdings regarding a restructuring of the Board and the requisition of DJohnson Holdings for a special shareholders meeting.  As part of the Agreement, the Company reduced the size of its Board from seven members to five and accepted the resignations of the following directors:  David Scott, James DeMesa, Steven Gillis, Colin Mallet and Michael Abrams.  Following the

Agreement, the new board was comprised of two members from the incumbent board, Pieter Dorsman and Alistair Duncan, and the following DJohnson Holdings nominees:  Douglas Johnson, Bruce Schmidt and Andrew Rae.

(2)

These shares are beneficially owned or controlled and directed by DJohnson Holdings, a British Columbia private company controlled and owned by Mr. Johnson.  DJohnson Holdings is the beneficial owner of 5,039,000 Common Shares and exercises control and direction over an additional 11,521,400 Common Shares pursuant to the Voting Trust Agreements.  For additional information, see "Voting Shares and Principal Holders Thereof" above.

(3)

A member of the Company's compensation and corporate governance committee. Mr. Dorsman is the Chairman of the compensation and corporate governance committee.

(4)

A member of the Company's audit committee. Mr. Duncan is the Chairman of the audit committee.

Set out below are profiles of management's nominees for election as directors of the Company, including particulars of their principal occupations for the past five years.

DOUGLAS B. JOHNSON, Chairman of the Board. Douglas Johnson was appointed as Chairman of the Board effective August 11, 2008. Douglas Johnson has over thirty years of experience in the financing of both public and private companies. Mr. Johnson has operated Canfund Ventures Corporation ("Canfund") since 1982 as Chief Executive Officer and President. Canfund is a venture investor specializing in microcap and start-up companies and has extensive investments in resources and technology companies. Mr. Johnson is the President, Chief Executive Officer and a director of Foundation Resources Inc., and is also a director of both Search Capital Inc. and Ridgeline Energy Services Inc., formerly Gavwest Resources Ltd., all of which are listed on the TSX Venture Exchange.

BRUCE A. SCHMIDT, President and Chief Executive Officer (interim) and Director. Bruce Schmidt was appointed as the Company's President and Chief Executive Officer (interim) in August 2008. From 1993 to 2000, he was a founder and Chief Executive Officer of a University of British Columbia spin-off biotechnology company focused on novel compounds for the treatment of various cancers and neurological disorders. In 2000, Mr. Schmidt helped found Genome British Columbia, a life-sciences research institute with the objective of building world class genomics capabilities in Canada. Mr. Schmidt has also served as a director for a number of high-tech and biotech companies in Canada. Mr. Schmidt is currently a director of Receptor Capital Inc., Angelwest Capital Corp. and En2Go International Ltd.  Mr. Schmidt is a past-director of the Canadian Healthcare Licensing Association, past-Chair of the B.C. Nanotechnology Alliance and past-Chair of Life Sciences British Columbia (formerly BCBiotech).

PIETER DORSMAN, Director. Pieter Dorsman is President and a director of Redpeaks Management, Inc. ("Redpeaks"), a consulting firm located in Vancouver, British Columbia, which advises companies on finance and investment, corporate development, legal structure and overall business strategies.  Through Redpeaks, Mr. Dorsman has taken on a number of financing and restructuring mandates for technology, media and life science companies.  He is a co-founder and former Chief Financial Officer of Actenum Corp. and currently an advisory board member and Vice-President, Corporate Development at Aftercad Software Inc. Mr. Dorsman also currently serves on the board of directors of ClearVision Technologies Inc.  Prior to establishing Redpeaks, Mr. Dorsman held a variety of senior positions at UBS in Hong Kong where he was responsible for project and corporate finance mandates in Southeast Asia and China.  Prior to working with UBS, Mr. Dorsman worked for Barclays Bank PLC in Hong Kong and London. Mr. Dorsman holds a master's degree in economic and social history from the Erasmus Universiteit in Rotterdam, The Netherlands, where he also studied law.

ALISTAIR DUNCAN JR., Director. Alistair Duncan Jr. is President and Chief Executive Officer of Vancouver-based biotechnology company viDA Therapeutics Inc.  From 1998 to 2008, Mr. Duncan was the President and Chief Executive Officer of Chromos Molecular Systems Inc.,

of which he was also a founder and a director.  Prior to 1998, Mr. Duncan was a Principal with the Ernst & Young LLP, Chartered Accountants, Corporate Finance and International Life Sciences Group where he provided technology and life sciences companies with corporate advisory services in strategic planning, valuations, financing, divestitures and mergers and acquisitions.  Mr. Duncan holds a chartered accountant designation and a bachelor of science degree in biochemistry from the University of British Columbia.

ANDREW RAE, Director. Andrew Rae is the President and Chief Executive Officer of iCo Therapeutics Inc., an ocular development company he co-founded in 2005. Mr. Rae has spent a decade in the biotechnology industry, formerly as Chief Financial Officer with Ability Biomedical Corporation, acquired by Medarex, Inc. in 2004. Mr. Rae has also served as Vice President, Finance & Corporate Affairs at Active Pass Pharmaceuticals. Mr. Rae has raised approximately $25 million in venture financing, engaged in a successful cross-border M&A transaction, and played a significant role in shaping multiple business development deals (Cambridge Antibody, Isis Pharmaceuticals, Medarex). Prior to his operational experiences, Mr. Rae served as Biotechnology Equities Analyst, Goepel Shields & Partners (now Raymond James Canada), covering Canadian biotechnology stocks including Angiotech Pharmaceuticals, QLT Inc. and ID Biomedical. Mr. Rae currently sits on Dean’s External Advisory Board for the Faculty of Business Administration at Simon Fraser University, and the Board of Directors of Covenant House Vancouver, a charity operating shelters and counsel to homeless youth in Vancouver, BC. He previously served on the Board of Directors (including Audit, Nomination and Governance Committees) for Liponex Inc., a Canadian, TSE-listed biopharmaceutical research company. Mr. Rae’s degrees include a B.Sc. from the University of Western Ontario and and an MBA from Simon Fraser University.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as may be disclosed elsewhere in this Information Circular and below, none of the Company's directors is as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days, or

(ii)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as director, Chief Executive Officer or Chief Financial Officer.

Except as may be otherwise disclosed in this Information Circular and below, none of the Company's directors:

(i)

is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

On April 11, 2007, Chromos Molecular Systems Inc. ("Chromos") became subject to a cease trade order as a result of having submitted a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) to its creditors.  The cease trade order was lifted in all jurisdictions on July 22, 2008. Mr. Duncan was President, Chief Executive Officer and a director of Chromos at the relevant time.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation paid during the periods indicated to the individuals who during the financial year ended April 30, 2008, were the Chief Executive Officer, the Chief Financial Officer and each of the three other most highly paid executive officers of the Company whose total salary and bonus exceeded $150,000 (collectively, the "Named Executive Officers"):

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year Ended April 30,	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards	All Other Compensation ($)
Securities Under Options Granted (#)
James DeMesa President and Chief Executive Officer(1)	2008 2007 2006	$352,000 $352,000(2) $374,000(2)	$209 $87,401 $66,839	Nil $3,126 $3,689	125,000(4) 64,500 200,000	Nil Nil Nil
Arthur J. Ayres Senior Vice President, Finance and Chief Financial Officer	2008 2007 2006	$215,000 $215,000(2) $187,917(2)(3)	$210 $29,608 $15,786	Nil Nil Nil	62,500(4) 26,000 230,000	Nil Nil Nil
Jacob J. Clement Senior Vice President, Science and Technology and Chief Science Officer	2008 2007 2006	$325,938 $330,000(2) $330,000(2)	$170 $37,240 $28,060	Nil Nil Nil	37,500 26,000 30,000	Nil Nil Nil
AnnKatrin Petersen-Jappelli Vice President, Clinical Development	2008 2007 2006	US$225,000 US$225,000 Nil(5)	US$189 US$26,441 Nil	US$5,520 US$5,520 Nil	62,500 100,000 Nil	Nil Nil Nil
William Milligan Senior Vice President, Corporate Development and Chief Business Officer	2008 2007 2006	$250,000 $250,000(2) $275,000(2)(3)	$170 $29,460 $21,360	Nil Nil Nil	37,500(4) 29,000 30,000	Nil Nil Nil

Notes:

(1)

Pursuant to the Agreement, Mr. James DeMesa resigned as President and Chief Executive Officer of the Company effective August 11, 2008. For additional information, see "Number and Election of Directors – Information on Management Nominees for Directors" above.

(2)

During the period September 1, 2003 to May 15, 2006, certain of the Named Executive Officers participated in a 10% deferral of their respective base salaries as part of the Company's cash management program. The 2006 fiscal year salary figures reported represent the gross base salary amount for each such Named Executive Officer without deduction of the amounts held back during such year pursuant to the 10% deferral program. In May 2006, the Company elected to end the 10% deferral program and during the fiscal year ended April 30, 2007, the Company paid to the Named Executive Officers deferred compensation for the period October 1, 2004 to May 15, 2006.  Salary reported for the year ended April 30, 2007, does not include payment of the October 1, 2004 to April 30, 2006 deferred compensation. Included in the Company's accounts payable and accrued liabilities as at April 30, 2008 are the following amounts on account of deferred compensation: James DeMesa - $47,667; Arthur Ayres - $18,958; Jacob Clement - $35,750; and William Milligan - $24,375.

(3)

Includes retroactive base salary increase for the period May 1, 2004 to April 30, 2005: Arthur Ayres - $5000 and William Milligan - $25,000.

(4)

Excludes options granted to the Named Executive Officers on June 5, 2008, in respect of the Named Executive Officer's participation in the Company's base salary reduction program as follows: James DeMesa - 440,000; Arthur Ayres - 376,250; and William Milligan - 250,000. These options were granted to the Named Executive Officers pursuant to the Company's 2006 incentive stock option plan.

(5)

Dr. AnnKatrin Petersen-Jappelli was appointed Vice President, Clinical Development on May 1, 2006. From January 2006 to April 2006, Dr. Petersen-Jappelli worked as a consultant to the Company and was paid US$31,392 in consulting fees.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase Common Shares of the Company made to the Named Executive Officers during the financial year ended April 30, 2008:

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in the Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Number of Securities/Expiration Date(1)
James DeMesa(2)	125,000	16.7%	$0.67	$0.68	31,250 June 11, 2012 31,250 June 11, 2013 31,250 June 11, 2014 31,250 June 11, 2015
Arthur J. Ayres(2)	62,500	8.3%	$0.67	$0.68	15,625 June 11, 2012 15,625 June 11, 2013 15,625 June 11, 2014 15,625 June 11, 2015
Jacob J. Clement	37,500	5.0%	$0.67	$0.68	9,375 June 11, 2012 9,375 June 11, 2013 9,375 June 11, 2014 9,375 June 11, 2015
AnnKatrin Petersen-Jappelli	62,500	8.3%	$0.67	$0.68	15,625 June 11, 2012 15,625 June 11, 2013 15,625 June 11, 2014 15,625 June 11, 2015
William Milligan(2)	37,500	5.0%	$0.67	$0.68	9,375 June 11, 2012 9,375 June 11, 2013 9,375 June 11, 2014 9,375 June 11, 2015

Notes:

(1)

Options vest in four equal tranches as follows: ¼ on the date of grant and ¼ on each of the first, second and third anniversaries of the date of grant. Each tranche expires five years after date vested.

(2)

Excludes options granted on June 5, 2008, in respect of the Named Executive Officer's participation in the Company's base salary reduction program: James DeMesa - 440,000; Arthur Ayres - 376,250; and William Milligan - 250,000. These options were granted to the Named Executive Officers pursuant to the Company's 2006 incentive stock option plan, which provides, among other things, that the exercise price of such options must not be less than fair market value of the Company's Common Shares at the time of the grant. The exercise price of these options is $0.21 per Common Share and the options vest ¼ upon the date of grant with the balance vesting equally on September 5, 2008, December 5, 2008 and March 5, 2009.   In connection with his resignation as President, Chief Executive Officer and director of the Company effective August 11, 2008, 140,000 of the options granted to Dr. DeMesa on June 5, 2008 were cancelled.  For additional information, see "Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts" below.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

During the most recently completed financial year, the Named Executive Officers did not exercise any options under the Company's stock option plans in respect of the Common Shares of the Company.  As at April 30, 2008, the value of in-the-money unexercised options held by the Named Executive Officers was nil. The following table sets forth information with respect to the unexercised options held as at April 30, 2008 by the Named Executive Officers:

Name	Number of Unexercised Options at April 30, 2008 Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at April 30, 2008 Exercisable/Unexercisable ($)
James DeMesa	749,506/162,500	Nil/Nil
Arthur J. Ayres	280,375/111,875	Nil/Nil
Jacob J. Clement	311,375/38,625	Nil/Nil
AnnKatrin Petersen-Jappelli	65,625/96,875	Nil/Nil
William Milligan	183,375/43,125	Nil/Nil

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company had written employment agreements with each Named Executive Officer as at April 30, 2008. The employment agreements had no specific term of employment (other than Jacob Clement's employment agreement which provided for Mr. Clement's retirement in April 2009) and provided for base salary, results compensation (i.e. performance bonuses), periodic stock option grants, severance provisions and employment benefits including vacation, health and dental insurance, group life and disability insurance and director's and officer's liability insurance. The compensation of the Named Executive Officers is reviewed annually and all increases in base salary, awards of results compensation, option grants and any other changes in compensation are approved by the compensation and corporate governance committee and the Board.

Pursuant to the employment agreements, in the event that the employment of a Named Executive Officer was terminated by the Company without cause, the Named Executive Officer was entitled to a lump sum payment (amount based on the executive's then applicable base salary), continuing benefits and outplacement assistance. The lump sum payments for the Named Executive Officers as of April 30, 2008 were as follows: James DeMesa – $440,000 (12 months base salary before voluntary salary reduction); Arthur Ayres – $268,750 (15 months base salary before voluntary salary reduction); Jacob Clement – $247,500 (base salary to April 30, 2009; the amount of the lump sum payment decreases by the amount of the semi-monthly base salary paid to Mr. Clement prior to his retirement on April 30, 2009); AnnKatrin Petersen-Jappelli – US$132,500 (7 months base salary, to increase by one month for each full year of service to a maximum lump sum payment of 12 months base salary); and William Milligan – $250,000 (12 months base salary before voluntary salary reduction). Benefits would continue for the same period and are subject to mitigation by the Named Executive Officers.

As at April 30, 2008, the employment agreements provided that if within 12 months following a change in control, a Named Executive Officer's employment was terminated by the Company without cause or a Named Executive Officer other than James DeMesa resigned for good reason (as defined in the employment agreements), or James DeMesa elected to resign, the Named Executive Officer's unvested stock options would vest immediately and the Named Executive Officer would receive the above noted entitlements for termination without cause, except that the amount of the lump sum payment would be:  $880,000 (24 months base salary before salary reduction for James DeMesa; $268,750 (15 months base salary before voluntary salary reduction) for Arthur Ayres; $247,500 (base salary to April 30, 2009, to be decreased by the amount of the semi-monthly base salary paid to Dr. Clement prior to his retirement on April 30, 2009) for Jacob Clement; US$225,000 (12 months base salary, to be increased by one month for each full year of service after 10 years service to the Company to a maximum lump sum payment of 15 months base salary) for AnnKatrin Petersen-Jappelli; and $312,500 (15 months base salary before voluntary salary reduction) for William Milligan. Within 12 months of a change in control, the Named Executive Officer could elect to trigger these entitlements if there was a material change in status, position, authority or responsibilities for the Named Executive Officer that did not represent a promotion, or represented an adverse change, from his/her status, position, authority or responsibilities in effect immediately prior to the change in control.

Subsequent to the year ended April 30, 2008, the employment agreements with Jacob Clement, William Milligan and AnnKatrin Petersen-Jappelli were restructured to provide for a fixed term of employment to end between December 15, 2008 and January 31, 2009. Pursuant to the restructured employment agreements, each of the three Named Executive Officers agreed, following the end of their respective employment, to act as a consultant to the Company for a period ending September 30, 2010. Each of the consulting agreements provide per diem and hourly rates for mutually agreed work performed for the Company by the Named Executive Officers. As part of the restructuring of these employment agreements, the three Named Executive Officers: (i) are entitled up to $337,000 (less source deductions as required by applicable law), inclusive of $60,125 in previously deferred compensation (for deferred compensation balances, see footnote 2 to the Summary Compensation Table above), on the achievement of certain milestones by the Company on or before December 31, 2010; and (ii) will be granted stock options for the purchase of an aggregate of 158,000 Common Shares.

The Company is in the process of restructuring the employment contract of Mr. Ayres.

Pursuant to the Agreement, James DeMesa resigned as President and Chief Executive Officer of the Company effective August 11, 2008.  In connection therewith, Dr. DeMesa's severance (the "Severance Package") was re-negotiated to include: (i) an upfront severance payment of $325,000 (less source deductions as required by applicable law) payable in cash on the date of resignation and (ii) an additional amount up to $375,000 (less source deductions as required by applicable law) on the achievement of certain milestones by the Company within twenty-four months of Dr. DeMesa's resignation.  Pursuant to the Severance Package, Dr. DeMesa agreed to act as a consultant to the Company without pay for two weeks from the date of his resignation and, thereafter, agreed to act as a consultant to the Company for a period of two years on market terms.  Under the terms of the Severance Package, all of the options of the Company held by Dr. DeMesa as at the date of his resignation were relinquished, other than 300,000 of the options granted to Dr. DeMesa on June 5, 2008.  For additional information regarding Dr. DeMesa's stock options, see "– Compensation of the Chief Executive Officer – Stock Options" above.  Dr. DeMesa also relinquished $47,667 in previously deferred compensation (see footnote 2 to the Summary Compensation Table above for additional information concerning deferred compensation) and accrued vacation pay up to August 11, 2008.

Composition of the Compensation Committee

During the financial year ended April 30, 2008, the compensation committee of the Board consisted of four directors: David Scott (Chairman), Michael Abrams, Steven Gillis and Alistair Duncan, all of whom were independent directors of the Company. Pursuant to the Agreement, Messrs. Scott, Abrams and Gillis resigned as directors of the Company effective August 11, 2008. Following the Agreement, the Board reconstituted the compensation committee and renamed it the compensation and corporate governance committee (the "Compensation Committee"). The Compensation Committee of the Board now consists of: Pieter Dorsman (Chairman), Alistair Duncan and Andrew Rae, all of whom are independent directors of the Company.

Report on Executive Compensation

The Compensation Committee is responsible for making recommendations to the Board regarding the compensation to be paid to the directors, the executive officers of the Company, including the Chief Executive Officer, and for reviewing and making recommendations with respect to compensation policies and programs generally, including: reviewing compensation levels, reviewing corporate and individual objectives, reviewing performance against objectives, the granting of options under the Company's 2006 incentive stock option plan (the "2006 Stock Option Plan") and the award of deferred share units under the Company's deferred share unit plan.

Objectives

The objectives of the Company's compensation policies and programs for executive officers are to:

(a)

recruit and retain executive officers of a high caliber;

(b)

motivate and reward executive officers for the achievement of significant corporate objectives; and

(c)

align the interests of executive officers with the interests of shareholders and the intermediate and long term objectives of the Company.

Executive Compensation Policies and Programs

The Company's compensation policies and programs for executive officers currently consist of a base salary, results compensation (i.e. performance bonus), stock options, benefit programs generally available to all employees of the Company and other customary employment benefits. As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive's performance, experience and position within the Company, Canadian and American industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board. The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances. Compensation of executive officers of the Company is generally reviewed on an annual basis.

The Company's results compensation program, which is generally applicable to all employees of the Company, has been designed to focus and reward executive officers and other employees on the achievement of annual corporate objectives which are, in turn, intended to lead to the achievement of longer term goals. Corporate objectives are established on an annual basis as part of the annual operating plan and budgeting process and are used to assess the performance of the Chief Executive Officer, the other executive officers and the performance of the Company as a whole. The Compensation Committee and the Board review and approve the annual corporate objectives. For the financial year ended April 30, 2008, the corporate objectives were in three primary areas: (1) clinical/product development; (2) financial/business development; and (3) preclinical, with each area carrying a weighting relative to 100% (20%, 70% and 10%, respectively). Within each area, specific objectives were identified as follows: for clinical/product development, the major objective was the advancement of the celgosivir program; for financial/business development, the major objective was a significant favourable inflow of cash, including the partnering of celgosivir and the rest of world rights for MX-226; and for preclinical, the major objective was the advancement of the MX-2401 program. Individual/functional objectives are also established annually for all executive officers.

For the financial year ended April 30, 2008, the potential results compensation for the Chief Executive Officer was up to 45% of his annual base salary and for each Vice President of the Company was up to 25% of his or her annual base salary. The results compensation is increased or decreased by up to 20% based on the change in the Company's Common Share price over the financial year. The Compensation Committee reviews and the Board approves the results compensation of the Chief Executive Officer, all of the Vice Presidents and the total payouts pursuant to the results compensation program.

The components of the incentive-based compensation program are primarily annual. Stock options are awarded based on the achievement of annual corporate objectives, but through vesting provisions provide employees with a long term incentive to achieve results and remain with the Company. Options for executive officers are initially granted at the commencement of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (generally over a period of three years). Options are exercisable for a period of five years from the date of vesting. Option grants for all employees are reviewed by the Compensation Committee on an annual basis. In determining the annual grant of options to all employees including executives, the Company has established ranges which take into account the initial option grant upon commencement of employment, option grants for promotion and industry/competitive information. Additionally, the percentage of corporate objectives achieved during the year and the result of the employee's performance review are factored into the amount of the annual option grant to each employee. On June 12, 2007, the compensation committee and Board approved an increase in the potential maximum annual option grants to each employee based on information from compensation surveys.

Compensation of the Chief Executive Officer

For the financial year ended April 30, 2008, Dr. DeMesa's compensation included a base salary, results compensation based on the achievement of corporate objectives, stock options and other customary employment benefits.

The compensation committee reviewed Dr. DeMesa's compensation on an annual basis and considered his performance, recommendations from the Chairman of the Board and reference to industry compensation surveys. Specifically, the compensation committee considered the following when reviewing Dr. DeMesa's compensation:

•

compensation information for Chief Executive Officers of other Canadian public biotech companies collected by the Company; and

•

compensation surveys which include Chief Executive Officers of British Columbia, Canadian and American biotech companies.

Dr. DeMesa's performance against individual objectives and corporate objectives approved by the Board was measured semi-annually.

Base Salary

Dr. DeMesa's base salary was reviewed by the compensation committee on an annual basis following the end of the Company's fiscal year. Dr. DeMesa's base salary was set at $440,000 per year effective May 1, 2003. During the period September 1, 2003 through May 15, 2006, Dr. DeMesa volunteered to participate in a 10% deferral of his base salary as part of the Company's cash management program. No change was made to Dr. DeMesa's base salary for the financial year commencing May 1, 2004 following a review by the compensation committee. The annual review of Dr. DeMesa's base salary for the year commencing May 1, 2005 was not completed as the Board approved a 20% voluntary reduction in his base salary to $352,000 effective August 1, 2005, as one of the cash conservation steps taken by the Company. No change was made to Dr. DeMesa's base salary for the financial years commencing May 1, 2006 or May 1, 2007, following reviews by the compensation committee. The annual review of Dr. DeMesa's base salary for the year commencing May 1, 2008 was not completed as the Board approved a further 20% voluntary reduction in Dr. DeMesa's base salary effective June 1, 2008, as a further cash conservation step. As of June 1, 2008, Dr. DeMesa's base salary, after giving effect to the aggregate 40% in reductions, was $264,000 per annum, which was converted to and paid in US dollars. The exchange rate used in the payment of Dr. DeMesa's base salary is adjusted quarterly to the average exchange rate for the prior three months (prior to August 1, 2007, the exchange adjustment was done on a semi-annual basis based on the average exchange rate for the prior six months). For purposes of results compensation and any termination payments, Dr. DeMesa's former base salary of $440,000 remained applicable.

Cash Incentive Compensation

For the financial year ended April 30, 2008, the potential results compensation for Dr. DeMesa was up to 45% of his annual base salary.  On its review, the compensation committee determined that no corporate objectives were achieved, and therefore Dr. DeMesa's results compensation for the financial year ended April 30, 2008 was nil.

Stock Options

On June 5, 2008, Dr. DeMesa was granted an option to purchase 440,000 Common Shares at $0.21 per Common Share, with 110,000 options vesting immediately and 110,000 options vesting on each of September 5, 2008, December 5, 2008 and March 5, 2009. This option grant was in recognition of Dr. DeMesa's participation in the voluntary base salary reduction arrangement implemented effective June 1, 2008 (see "– Base Salary" above). Other employees who participated in the base salary reduction arrangement also received option grants.

Dr. DeMesa was granted an option on June 12, 2007 (in respect of the financial year ended April 30, 2007) to purchase 125,000 Common Shares at $0.67 per Common Share, with 31,250 options vesting immediately and 31,250 options vesting on each of June 12, 2008, June 12, 2009 and June 12, 2010. This option grant is consistent with the methodology adopted for all other executive officers and employees of the Company for the financial year ended April 30, 2007, being: (i) a results-based method that reflects the percentage of corporate objectives achieved and the Company's formal performance review process and (ii) vesting provisions of 25% on the date of grant and 25% annually on each of the first, second and third anniversaries of the date of grant.

SUBMITTED BY THE COMPENSATION COMMITTEE:

Pieter Dorsman

Alistair Duncan

Andrew Rae

Performance Graph

The graph below compares the cumulative total shareholder return of the Common Shares for the period commencing April 30, 2003 through April 30, 2008, with the total cumulative return of the S&P/TSX Composite Index over the same period, assuming an initial investment of $100 in both the Company's Common Shares and the S&P/TSX Composite Index. The Company's Common Shares have traded on the Toronto Stock Exchange throughout this period.  The performance of the Company's Common Shares as set out in the graph below does not necessarily indicate future price performance.

	Apr-03	Apr-04	Apr-05	Apr-06	Apr-07	Apr-08
MIGENIX Inc.	100(1)	114.85	59.41	42.57	77.23	22.77
S&P/TSX Composite Index	100(1)	125.17	142.26	186.67	203.71	211.61

_____________

Note:

(1)

The table assumes that $100 was invested on April 30, 2003 in both the Company's Common Shares and in the S&P/TSX Composite Index.

COMPENSATION OF DIRECTORS

Cash Compensation

With the exception of David Scott, the Chairman of the Board during the fiscal year ended April 30, 2008, the Company's outside directors received a retainer fee of $10,000 for the financial year ended April 30, 2008, pro-rated for any partial year of service and paid quarterly. In addition, for the period May 1, 2008 to January 31, 2008, each outside director received $1,000 for each Board meeting attended in person ($500 per teleconference) and $500 for each Board committee meeting attended in person ($250 per teleconference). Committee Chairmen were paid an additional $250 for each Board committee meeting attended in person ($125 per teleconference). Effective February 1, 2008, the Board committee teleconference fees were revised to equal the in-person Board committee meeting fees. During the financial year ended April 30, 2008, Messrs. Duncan, Dorsman, Abrams, DeVries, Gillis, Mallet, Moos and Schilit earned, respectively, $22,875, $389, $17,250, $20,625, $17,750, $21,500, $18,000 and $21,750 in directors' fees.

During the financial year ended April 30, 2008, David Scott was paid $80,000 for his services as a director and in his capacity as Chairman of the Board, taking into effect a voluntary twenty percent salary reduction effective August 1, 2005.

The Company paid an aggregate of $220,139 in directors' fees to outside directors for the financial year ended April 30, 2008.

Effective June 1, 2008, as part of the Company's cash conservation program, the cash compensation of the outside directors was reduced by 50% and David Scott's cash compensation was reduced to $50,000 per annum. The Compensation Committee is currently reviewing the compensation the Company pays to its directors, with the objective of reducing or eliminating cash compensation in favour of equity compensation.

For a discussion of Dr. DeMesa's compensation, see "– Compensation of the Chief Executive Officer" above.

Equity Compensation

Stock Options

As part of non-executive director compensation, the Company also grants stock options to its directors. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors of the Company and to closely align the personal interests of such persons to those of the shareholders. Outside directors receive 40,000 options upon their initial appointment or election to the Board and thereafter receive 25,000 (was previously 7,500) options annually upon their re-election to the Board at the Company's annual general meeting. The increase in the annual option grant was pursuant to a review of director compensation in the financial year ended April 30, 2008 and the determination that an increase in the non-cash compensation of the outside directors was appropriate. Options granted to directors are priced at market in accordance with the terms of the Company's stock option plans (effective September 12, 2006, all options are granted pursuant to the Company's 2006 Stock Option Plan), vest upon grant and are exercisable for a term of five years. For the financial year ended April 30, 2008, two current directors (Alistair Duncan and Pieter Dorsman) and six former directors (Michael Abrams, Richard DeVries, Walter Moos, David Scott, Steven Gillis, Keith Schilit and Colin Mallet) were granted stock options on the preceding basis.

Pursuant to the reduction in director cash compensation effective June 1, 2008 (see – "Cash Compensation" above), two current directors (Alistair Duncan and Pieter Dorsman) and three former directors (Michael Abrams, Steven Gillis, and Colin Mallet) were each granted an option to purchase 45,000 Common Shares vesting in four equal tranches on each of: June 5, 2008, September 5, 2008, December 5, 2008 and March 5, 2009. Mr. Scott was granted an option for the purchase of 150,000 Common Shares with the same vesting provisions. As Mr. Scott, Mr. Gillis and Mr. Mallet ceased to be directors effective August 11, 2008, only 25% of the preceding option grants vested.

Pursuant to the 2006 Stock Option Plan, the aggregate number of Common Shares reserved for issuance to participants that are outside directors shall not exceed 1% of the total number of issued and outstanding Common Shares (on a non-diluted basis). For additional information on the 2006 Stock Option Plan, see "Securities Authorized for Issuance Under Equity Compensation Plans – Stock Option Plans" below.

The Compensation Committee is currently reviewing the compensation the Company pays to its directors, with the objective of reducing or eliminating cash compensation in favour of equity compensation.

Deferred Share Units

On September 12, 2006, shareholders of the Company approved a deferred share unit plan (the "DSU Plan") with 750,000 Common Shares reserved for issuance, representing 0.8% of the issued and outstanding Common Shares of the Company as at the date hereof. The DSU Plan was designed as a long term incentive for the directors of the Company. A deferred share unit ("DSU") represents a future right to receive, at the option of the Company, one Common Share or its equivalent fair market value in cash at the time of the holder's retirement, death, or the holder otherwise ceasing to provide services to the Company.

The DSU Plan permits the Company to pay compensation to directors, officers or employees designated by the Company ("Eligible Participants") on a deferred basis through the award of DSUs.  Each DSU awarded by the Company is initially equal to the fair market value of a Common Share at the time the DSU is awarded (fair market value is based on closing price of the Common Shares on the relevant date). The value of the DSU increases or decreases as the price of the Company’s Common Shares increase or decrease, thus promoting alignment of the interests of the DSU Plan participants with shareholders. Under the DSU Plan, the DSUs are to be settled following the participant’s retirement, death or the participant otherwise ceasing to provide services to the Company. The Company will settle the DSUs by issuing the equivalent value in the Common Shares and/or payment of cash. Except as otherwise provided for in the DSU Plan, the Compensation Committee of the Company is responsible for the administration of the DSU Plan.

To date, the Company has used the DSU Plan solely for non-executive directors.  On June 5, 2008, the Company awarded 40,000 DSUs each to one current director (Alistair Duncan) and seven former directors (Michael Abrams, Richard DeVries, David Scott, Steven Gillis, Colin Mallet, Walter Moos and Keith Schilit). These DSUs were awarded pursuant to a review of non-executive director compensation in the financial year ended April 30, 2008 and the determination that an increase in the non-cash compensation of the non-executive directors was appropriate.

As at September 30, 2008, a total of 480,000 DSUs (representing 0.5% of the current issued and outstanding Common Shares) have been awarded pursuant to the DSU Plan, of which 420,000 are held by seven former directors of the Company (Michael Abrams, Richard DeVries, David Scott, Steven Gillis, Colin Mallet, Walter Moos and Keith Schilit). The Company plans to settle these 420,000 DSUs by issuing 420,000 Common Shares to the former directors. Based on this intent, there are currently 270,000 DSUs available for future issuance under the DSU Plan.

The Compensation Committee is currently reviewing the compensation the Company pays to its directors, with the objective of reducing or eliminating cash compensation in favour of equity compensation.

The following is a summary of the material terms of the DSU Plan:

Eligible Participants.  Under the DSU Plan, the Board may, in its sole discretion, designate any director, officer or employee of the Company as an Eligible Participant.

Awards of Deferred Share Units.  The Compensation Committee may, subject to Board approval and certain limitations contained in the DSU Plan, award DSUs to Eligible Participants. DSUs will be credited to an account maintained for each Eligible Participant on the basis of one DSU per Common Share as at the date of grant.

Settlement of Deferred Share Units.  Upon death or termination of services, an Eligible Participant will receive payment (a "Settlement Amount") for the DSUs in cash or Common Shares, or any combination of cash or Common Shares, to be determined by the Compensation Committee in its sole discretion.  Payment for the DSUs shall be calculated by multiplying the number of DSUs in an Eligible Participant's account by the market value of the Common Shares, net of any applicable withholding taxes.  If an Eligible Participant is terminated for cause, all DSUs credited to such Eligible Person’s account shall be forfeited.

Payments of Settlement Amounts in cash and cancellation of DSUs will not reduce the number of Common Shares reserved for issuance under the DSU Plan.  The total number of Common Shares available for issuance under the DSU Plan will only be reduced by the number of Common Shares issued to pay Settlement Amounts.

Maximum Grant to Insiders. The aggregate number of Common Shares reserved for issuance upon settlement, at any time, to any Eligible Participant pursuant to the DSU Plan that are insiders (as a group) and issued to Eligible Participants that are insiders (as a group) within any one year period, pursuant to the DSU Plan or when combined with all other security based share compensation arrangements of the Company, shall not exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis).

Maximum Grant to Any One Participant.  The aggregate number of Common Shares reserved for issuance upon settlement, at any time, to any one Eligible Participant within any one year period, pursuant to the DSU Plan or when combined with all other security based compensation arrangements, shall not exceed 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis).  In addition, the aggregate number of Common Shares reserved for issuance to Eligible Participants that are non-executive directors shall not exceed 1% of the total number of issued and outstanding Common Shares (on a non-diluted basis).

Transferability. An Eligible Participant may not assign any DSUs without the written consent of the Compensation Committee, except that in the event of the death of the Eligible Participant, the legal representatives of the Eligible Participant will be entitled to receive the amount of payment otherwise payable to the Eligible Participant.

Vesting.  Under the DSU Plan, the Compensation Committee may, subject to Board approval, determine the time(s) when DSUs will vest.

Procedure for Amending.  Subject to certain limitations, the Compensation Committee shall have the right at any time to amend the DSU Plan provided that shareholder approval has been obtained by ordinary resolution.  Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange) and amendments to vesting provisions, if any.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth information on the Company's equity compensation plans under which Common Shares of the Company were authorized for issuance as at April 30, 2008:

Plan category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	4,034,631(1)	$0.83	3,251,994(2)

_____________

Notes:

(1)

The amount reported does not include Common Shares issuable upon the settlement of 480,000 DSUs outstanding under the DSU Plan.

(2)

The amount reported does not include DSUs remaining available for future issuance under the DSU Plan.  For additional information, see " – Deferred Share Units" above.

Stock Option Plans

The Company has three stock option plans pursuant to which stock options have been granted to executive officers, directors, employees, consultants, and scientific and clinical advisory board members. These options are generally non-transferable.

As at September 30, 2008, the Company had outstanding stock options to purchase 4,525,473 Common Shares (representing 4.8% of current issued and outstanding Common Shares) and can grant options to purchase an additional 2,761,152 Common Shares, for a total of 7,286,625 Common Shares (representing 7.7% of current issued and outstanding Common Shares of the Company) issuable pursuant to the Company's stock option plans described below.

2006 Incentive Stock Option Plan

The 2006 Stock Option Plan is the sole plan pursuant to which the Company currently grants stock options. The 2006 Stock Option Plan was approved by the shareholders on September 12, 2006 with 2,000,000 new Common Shares reserved for the granting of options and the requirement that any Common Shares that became available for the grant of options under the Company's pre-existing option plans (see "– 1996 Stock Option Plan" and "– 2000 Stock Option Plan" below) be transferred to the 2006 Stock Option Plan. The number of Common Shares reserved for issuance under the 1996 Stock Option Plan and the 2000 Stock Option Plan transferred to the 2006 Stock Option Plan during the period September 12, 2006 to April 30, 2008 was 324,750 and 1,734,219, respectively. No options have been exercised pursuant to the 2006 Stock Option Plan. As at September 30, 2008, there are stock options for the purchase of 2,256,973 Common Shares outstanding pursuant to the 2006 Stock Option Plan and 2,761,152 Common Shares are available for future option grants.  At the Meeting, the shareholders of the Company will be asked to adopt a resolution to increase the maximum number of Common Shares available for issuance under the 2006 Stock Option Plan by 2,000,000 Common Shares.  For additional information, see "Particulars of Matters to be Acted Upon – Increase in Common Shares available under the 2006 Incentive Stock Option Plan" below.

The following is a description of the material terms of the 2006 Stock Option Plan:

Eligible Participants. Under the 2006 Stock Option Plan, the Board may, at any time, appoint a committee (the "Committee") to oversee the administration of the 2006 Stock Option Plan. The 2006 Stock Option Plan will authorize the Committee to grant options to purchase Common Shares to any director, officer, employee or any individual, company or other person (a "Consultant") engaged to provide ongoing valuable services to the Company (each an "Eligible Person" and each Eligible Person to whom options are granted being a "Participant").

Maximum Grant to Insiders. The aggregate number of Common Shares that are (i) issuable at any time to Participants that are insiders and (ii) issued to Participants that are insiders within any one year period pursuant to the 2006 Stock Option Plan or when combined with all of the Company's other security based compensation arrangements, shall not exceed 10% of the total number of outstanding Common Shares (on a non-diluted basis).

Maximum Grant to Any One Participant. The aggregate number of Common Shares reserved for issuance, at any time, to any one Participant within any one year period pursuant to the 2006 Stock Option Plan or when combined with all other security based compensation arrangements, shall not exceed 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis). In addition, the aggregate number of Common Shares reserved for issuance to Participants that are non-executive directors shall not exceed 1% of the total number of issued and outstanding Common Shares (on a non-diluted basis).

Exercise Price. The exercise price per Common Share under each option granted shall not be less than the "Market Price" of such Common Share at the time of grant.  Effective October 2, 2008, the Board amended the 2006 Stock Option Plan to replace the definition of "Market Price" as provided in the 2006 Stock Option Plan with the definition of "Market Price" set out in Part I – "Introduction" of the Toronto Stock Exchange Company Manual (the "Manual"). Pursuant to the terms of the 2006 Stock Option Plan, the amendment did not require shareholder approval to be implemented.  "Market Price" is defined in the Manual as the volume weighed average price on the Toronto Stock Exchange, or another exchange were the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the relevant date.

Vesting. The 2006 Stock Option Plan authorizes the Committee to determine the time(s) when options will vest. Except as determined from time to time by the Committee, all options will cease to vest as at the date upon which the Participant ceases to be an Eligible Person (which, in the case of an employee or Consultant, shall be the date on which active employment or engagement, as applicable, terminates, without regard to any period of reasonable notice or any salary continuance).

Term of Options. Other than as set out below under "Causes of Cessation", the term of options granted under the 2006 Stock Option Plan will be determined by the Committee and specified in the option agreement pursuant to which an option is granted, provided that such date may not be later than the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Toronto Stock Exchange.

Causes of Cessation. Under the 2006 Stock Option Plan, options expire automatically at the end of their term (see "– Term of Options" above), or in the event that a Participant ceases to be an Eligible Person for any reason, other than the death of the Participant or the termination of the Participant for cause, the Participant's option(s) shall expire at such period of time after the date on which the Participant ceases to be an Eligible Person as may be specified by the Committee, which date, in the case of a director, officer, employee or Consultant, shall not exceed ninety days following the date of termination of the Participant's directorship, active employment or active engagement, as applicable, specifically without regard to any period of reasonable notice or any salary continuance, unless the Committee otherwise determines, and which period will be specified in the option agreement with the Participant with respect to such option(s).

In the event of the termination of the Participant as a director, officer, employee or Consultant for cause, options shall expire on the date of notice of such termination, without regard to any period of reasonable notice or any salary continuance.

In the event of the death of a Participant prior to (a) the Participant ceasing to be an Eligible Person (which, in the case of an employee or Consultant, shall be the date on which active employment or engagement, as applicable, terminates, without regard to any period of reasonable notice or any salary continuance) or (b) the date which is the number of days after the date on which the Participant ceases to be an Eligible Person as specified by the Committee and in the option agreement with the Participant, the Participant's options shall expire on the date which is one year after the date of death of such Participant or such other date as may be specified by the Committee and which period will be specified in the option agreement with the Participant with respect to such option.

Notwithstanding the above, if an interval of time occurs where the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of confidential information (a "Blackout Period"), option(s) held by such a Participant or Participants which would, by their terms, expire during a Blackout Period or within nine business days following the end of a Blackout Period, shall expire on the date that is ten business days following the end of the Blackout Period.

Assignability. Options granted under the 2006 Stock Option Plan are non-transferable and non-assignable to anyone other than to: (a) a trustee, a custodian, or an administrator acting on behalf of, or for the benefit of an Eligible Person; (b) an entity controlled by an Eligible Person; or (c) a registered retirement savings plan or a registered retirement income fund of an Eligible Person.

Procedure for Amending. Subject to certain limitations, the Committee shall have the right at any time to amend the 2006 Stock Option Plan or any option agreement under the 2006 Stock Option Plan provided that shareholder approval has been obtained by ordinary resolution. Notwithstanding the foregoing, shareholder approval is not required for amendments of a clerical nature, amendments to reflect any regulatory authority requirements (including those of the Toronto Stock Exchange), amendments to vesting provisions of option agreements or amendments to the expiry of options that do not extend past the original date of expiration.

Other Material Information. Under the 2006 Stock Option Plan, in the event of any merger, acquisition, amalgamation, arrangement or other scheme of reorganization that results or could potentially result in a change in control, the Committee may: (a) determine the manner in which all unexercised option rights granted under the 2006 Stock Option Plan will be treated; or (b) offer any Participant the opportunity to obtain a new or replacement option over any securities into which the Common Shares are changed or are convertible or exchangeable, on a basis proportionate to the number of Common Shares under option and the exercise price (and otherwise substantially upon the terms of the option being replaced, or upon terms no less favourable to the Participant); or (c) commute for or into any other security or any other property or cash, any option that is still capable of being exercised, upon giving to the Participant to whom such option has been granted at least thirty days written notice of its intention to commute such option, and during such period of notice, the option, to the extent it has not been exercised, may be exercised by the Participant without regard to any vesting conditions attached thereto, and on the expiry of such period of notice, the unexercised portion of the option shall lapse and be cancelled.

2000 Stock Option Plan (the "2000 Stock Option Plan")

The 2000 Stock Option Plan, effective July 31, 2000, was approved by the shareholders on September 7, 2000. The 2000 Stock Option Plan was amended at the Company's 2002 annual general meeting to make available 4,000,000 Common Shares reserved for issuance.

With the approval of the 2006 Stock Option Plan on September 12, 2006, no new options are granted under the 2000 Stock Option Plan. As of September 12, 2006, any Common Shares that become available for the granting of new options (i.e. options that expire unexercised) under the 2000 Stock Option Plan are to be transferred to the 2006 Stock Option Plan. During the period September 12, 2006 to April 30, 2008, 1,734,219 Common Shares reserved for issuance under the 2000 Stock Option Plan were transferred to the 2006 Stock Option Plan. As at September 30, 2008, there are stock options for the purchase of 1,603,250 Common Shares outstanding pursuant to the 2000 Stock Option Plan.

1996 Stock Option Plan (the "1996 Stock Option Plan")

The 1996 Stock Option Plan was adopted by the Company on February 9, 1996 and was ratified by the shareholders on October 24, 1996. The 1996 Stock Option Plan was not used for the grant of new options between July 2000 and March 2002. Since a substantial number of options previously granted under the 1996 Stock Option Plan expired without having been exercised during the period July 2000 to March 2002, the Board authorized the resumption of granting of options under the 1996 Stock Option Plan, but only to the extent that previously granted options had expired unexercised. Upon the approval of the 2000 Stock Option Plan, the maximum number of options that could be granted pursuant to the 1996 Stock Option Plan was decreased from 2,000,000 to 1,597,526. On February 9, 2006, the grant of new options under the 1996 Stock Option Plan terminated pursuant to the terms of the 1996 Stock Option Plan. Options granted before the termination of the 1996 Stock Option Plan may be exercised up to their expiry date. The number of Common Shares that may be purchased under the 1996 Stock Option Plan pursuant to options outstanding as of September 30, 2008 is 665,250. With the approval of the 2006 Stock Option Plan, any Common Shares pursuant to options that expire unexercised under the 1996 Stock Option Plan on or after September 12, 2006, are to be transferred to the 2006 Stock Option Plan. During the period September 12, 2006 to April 30, 2008, 324,750 Common Shares reserved for issuance under the 1996 Stock Option Plan were transferred to the 2006 Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or was a director, executive officer or employee of the Company or any of its subsidiaries, any proposed nominee for election as a director of the Company or any associate of such director or officer, is as at the date hereof, or was as at the end of the most recently completed financial year of the Company, indebted to the Company or any of its subsidiaries, or is or was as at the end of the most recently completed financial year of the Company, indebted to another entity that is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries during that period.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as may be set forth elsewhere in this Information Circular, no informed person of the Company, nor any associate or affiliate of an informed person, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the Company's executive officers serve as members of the compensation committee or board of directors of any entity that has an executive officer serving as a member of the Compensation Committee or Board of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

MANAGEMENT CONTRACTS

To the best of the knowledge of the directors and executive officers of the Company, there are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed other than by the senior officers and directors of the Company or a subsidiary thereof.

AUDIT COMMITTEE

For information regarding the Company's audit committee, refer to the Company's annual information form ("AIF") for the year ended April 30, 2008, under the heading "Audit Committee Information".  The AIF is available on SEDAR at www.sedar.com.

APPOINTMENT OF AUDITORS

At the Meeting, the shareholders will be called upon to reappoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual general meeting of the Company and to authorize the directors to fix their remuneration.

The aggregate fees billed for professional services rendered by Ernst & Young LLP, Chartered Accountants, for the year ended April 30, 2008 are as follows:

1.

Audit Fees – The Company paid Ernst & Young LLP a total of $112,000 for audit services for the financial year ended April 30, 2008 (April 30, 2007 - $103,625) in connection with the audit of the Company's annual consolidated financial statements, the review of the Company's quarterly consolidated financial statements and the review of the Company's Form 20-F.

2.

Financial Information Systems Design and Implementation Fees – No services were performed by, and no fees were incurred or paid to Ernst & Young LLP, Chartered Accountants during the years ended April 30, 2008 or April 30, 2007, in connection with designing or implementing a hardware or software system that aggregates source data underlying the Company's financial statements or generates information that is significant to the financial statements taken as a whole.

3.

All Other Fees – The aggregate fees invoiced to the Company by Ernst & Young LLP, Chartered Accountants for all other services rendered during the years ended April 30, 2008 and April 30, 2007, excluding the audit of the Company's annual consolidated financial statements, the review of the Company's quarterly consolidated financial statements and the review of the Company's Form 20-F were as follows:

	Year Ended
	April 30, 2008	April 30, 2007
Audit related services	$6,025	Nil
Tax fees	$5,840	$15,800
All other fees (1)	Nil	$103,500
Total all other fees	$11,865	$119,300

(1)

Services in connection with prospectus offerings and the review of other regulatory submissions

A simple majority of the votes cast at the Meeting is required to appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE REMUNERATION TO BE PAID TO THE AUDITORS FOR THE ENSUING YEAR.

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

PARTICULARS OF MATTERS TO BE ACTED UPON

Increase in Common Shares available under the 2006 Incentive Stock Option Plan

The shareholders will be asked at the Meeting to adopt a resolution to increase the maximum number of Common Shares available for issuance under the 2006 Stock Option Plan, which resolution will be in the form of resolution set out in Appendix "B" to this Information Circular.  For a summary of the Company's stock option plans, including the 2006 Stock Option Plan, see "Securities Authorized For Issuance Under Equity Compensation Plans - Stock Option Plans" above.  A copy of the 2006 Stock Option Plan may be obtained by any shareholder upon request from the Company at 102 – 2389 Health Sciences Mall, Vancouver, British Columbia, Canada V6T 1Z3.

The maximum number of Common Shares issuable under the 2006 Stock Option Plan (excluding any options currently outstanding pursuant to the 2000 Stock Option Plan and the 1996 Stock Option Plan that may be transferred to the 2006 Stock Option Plan) is presently 5,018,125, representing 5.3% of the issued and outstanding Common Shares.  As at September 30, 2008, a total of 2,256,973 options have been granted to participants under the 2006 Stock Option Plan, representing 2.4% of the total issued and outstanding Common Shares of the Company.  As a result, the Company only has available for future issuances a total of 2,761,152 options

(excluding any options that may become available pursuant to transfers from the 2000 Stock Option Plan and the 1996 Stock Option Plan).

The number of options issued and outstanding under all of the Company's stock option plans is 4,525,473, representing 4.8% of the issued and outstanding Common Shares of the Company.  Effective September 12, 2006, all stock options of the Company are granted pursuant to the Company's 2006 Stock Option Plan.

In order to ensure sufficient options continue to be available for issuance, the Company proposes that the number of shares issuable under the 2006 Stock Option Plan be increased by 2,000,000 Common shares from 7,037,000 Common Shares to 9,037,000 Common Shares.  No other material term of the 2006 Stock Option Plan is proposed to be amended.  If the proposed increase in the number of options is approved by the shareholders, the number of Common Shares authorized for issuance under all of the Company's stock option plans will be 9.8% of the issued and outstanding Common Shares of the Company as at the date hereof.

The intention of the Company in increasing the maximum number of Common Shares issuable under the 2006 Stock Option Plan is to have a competitive employee and director option program which continues to assist the Company in attracting and retaining persons who are important for the growth and success of the Company and to ensure that such persons' interests are aligned with those of shareholders.

Level of Shareholder Approval Required

The text of the ordinary resolution to be considered at the Meeting approving the proposed amendment to the 2006 Stock Option Plan is attached to this Information Circular as Appendix "B".  To take effect, this resolution must be approved by a majority of the votes cast by shareholders present in person or represented by Proxy at the Meeting.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE AMENDMENT TO THE 2006 STOCK OPTION PLAN.

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE AMENDMENT TO THE 2006 STOCK OPTION PLAN.

CORPORATE GOVERNANCE

The following sets out the Company's corporate governance disclosure in the form required by National Instrument 58-101F1 – "Corporate Governance Disclosure":

Disclosure Item	Description
1.	Board of Directors
(a) through (c)

The majority of the Board is independent. Other than interests arising from shareholdings in the Company, Messrs. Johnson, Rae, Dorsman and Duncan are independent directors within the meaning set out in National Instrument 52-110 – "Audit Committees" in that they are free from any interest which could reasonably interfere with their exercise of independent judgment as directors of the Company. Mr. Schmidt is the interim President and Chief Executive Officer of the Company and therefore is not independent.

(d)	See "Election of Directors – Information on Management Nominees for Directors" above for more information about each director, including other directorships.
(e)

The independent members of the Board hold meetings at least quarterly without the presence of the President and Chief Executive Officer or other members of management. Eleven such meetings were held during the period May 1, 2007 to April 30, 2008.

(f)

The Chairman of the Board, Douglas Johnson, is an independent director and is responsible for providing strategic and tactical leadership to the Board and ensuring the smooth functioning of the Board's processes.

(g)	The following table summarizes the attendance of each member of the Board for the period May 1, 2007 to April 30, 2008:
	Name Michael J. Abrams(1) James M. DeMesa(1) Richard DeVries(2) Alistair Duncan, Jr. Steven Gillis(1) Colin R. Mallet(1) Walter Moos(2) Keith Schilit(2) David Scott(1) Pieter Dorsman(3) _____________	Board Meetings Attended 8/11 11/11 11/11 11/11 8/11 9/11 11/11 11/11 11/11 N/A

Notes:

(1)

Resigned as a director of the Company effective August 11, 2008. For additional information, see "Election of Directors" above.

(2)

Resigned as a director of the Company effective May 31, 2008.

(3)

Mr. Dorsman was appointed as a director of the Company effective April 17, 2008.

Subsequent to the year ended April 30, 2008 and prior to the reconstitution of the Board on August 11, 2008, the Board met on eleven occasions.  The attendance of the Board members at these meeting was 92% (85 of out 92 potential attendances).  Since August 11, 2008, the Board met on three occasions.  All members of the Board were in attendance at these meetings.

2.

Board Mandate

The Board has adopted a written mandate, a copy of which is attached as Appendix "A" to this Information Circular, in which it has explicitly assumed responsibility for the stewardship of the Company. The Board's expectations of management are covered in the position descriptions and the annual objectives of the senior management, as well as by the Company's System of Ethics and Guidelines for Business Integrity (see Disclosure Item 5 below, "Ethical Business Conduct"). Decisions that require the prior approval of the Board are clearly defined. The Chairman of the Board is available for feedback from any securityholder.

The Board encourages and ensures that a culture of ethical business conduct is maintained and each director is responsible for understanding the roles and responsibilities of the Board as a whole and of a director as set out in the mandate of the Board, the director position descriptions and in the Code (see Disclosure Item 5 below, "Ethical Business Conduct"). The Board is committed to ensuring the integrity of internal controls and accounting policies and has appointed an audit committee composed entirely of independent directors to review compliance of financial reporting with accounting principles and appropriate internal controls (see Disclosure Item 8 below, "Other Board Committees"). The Board is dedicated to maintaining the highest standards of corporate governance and has appointed the Compensation Committee composed entirely of independent directors to monitor current best practice and ensure that the Company maintains a high standard of corporate governance.

3.	Position Descriptions
(a)

Position descriptions are in place for the Chairman of the Board and the Chairman of each committee of the Board. Position descriptions for the Chairmen reflect their different Board and committee responsibilities.

(b)

Position descriptions are in place for the President and Chief Executive Officer, and all members of senior management. Annual objectives are established for the Chief Executive Officer, with the Compensation Committee and the Board, in conjunction with the annual budgeting and operating planning process. The Board reviews progress against corporate objectives quarterly, and the Chief Executive Officer's performance is reviewed by the Compensation Committee based on performance against these objectives. These objectives, together with the Company's strategic and operating plans, comprise the principal mandate of the Chief Executive Officer, and decisions that require the prior approval of the Board are clearly defined. The Chief Executive Officer's objectives have the underlying goal of maximizing shareholder value.

4.	Orientation and Continuing Education
(a)

A new director receives a comprehensive orientation, including a Directors' Orientation Manual covering all Board member and Board committee responsibilities, minutes of meetings, written mandates, guidelines and other relevant corporate documents needed to understand the Company's business and processes. The commitment needed from directors, particularly the commitment of time and energy, is emphasized to directors prior to their appointment nomination. While the importance of a balance of experience on the Board is realized, critical attention is given in director selection and orientation to ensuring that all directors adequately understand the business. Most Board meetings are held at the Company's premises to give additional insight into the business.

(b)

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices and are encouraged and funded to attend seminars that will increase their own and the Board's effectiveness.

5.	Ethical Business Conduct
(a)

The Board has adopted a written System of Ethics and Guidelines for Business Integrity for its directors, officers and employees (the "Code"), which is on the Company's website at www.migenix.com or can be obtained by contacting the Company's investor relations department at 1-800-665-1968, ext. 233. The Code specifically includes guidelines with respect to conflicts of interest, protection of corporate assets, confidentiality, fair dealing and compliance with laws and regulations. All directors and employees are required to comply with the Code. The integrity of the organization and the implementation of the Code are monitored by the Board. To assist in monitoring integrity throughout the organization, the Company has established a toll-free anonymous hotline operated by an independent third party which provides reports to the Chairmen of the audit committee and the Compensation Committee, respectively.

The Board is committed to maintaining compliance with the Code. Waivers of the Code can only be granted by the Board, and there have been no waivers to date. There have been no instances pertaining to the conduct of any director or executive officer that constitutes a departure from the Code for the period May 1, 2007 through April 30, 2008, and as such there are no material change reports in respect of same.

(b)

The Board takes appropriate measures to exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer may have a material interest. Where appropriate, directors absent themselves from portions of Board or committee meetings to allow independent discussion of points in issue.

(c)

Each director is responsible for understanding the roles and responsibilities of the Board as a whole and of a director as set out in the written mandate of the Board, the director position descriptions and in the Code. This practice encourages and helps ensure that a culture of ethical business conduct is maintained.

6.	Nomination of Directors
(a) – (c)

Effective August 11, 2008, the corporate governance and nominating committee was disbanded and its mandate was assumed by the Compensation Committee.  Although, the Company does not presently have a nominating committee to propose new Board nominees, the Compensation Committee is responsible for advising the Board with respect to the filling of vacancies on the Board and making recommendations as to nominees for the Board and uses an informal consultative process.

The Compensation Committee analyzes the needs of the Board when vacancies arise and identifies and proposes new nominees who have the necessary competencies and characteristics to meet such needs.  New candidates are introduced to the Board by members of the Compensation Committee.

In order to foster an objective nomination process, the independent members of the Board are encouraged to recommend nominees for the Board.

7.	Compensation
(a)

Compensation for directors and officers is determined by the Company's Compensation Committee. The Compensation Committee reviews industry standards for director and officer compensation in setting compensation levels for directors and officers.

(b)

The Company's Compensation Committee consists entirely of independent directors. The members of the committee are:

Pieter Dorsman (Chairman);

Andrew Rae; and

Alistair Duncan.

Appointment to the Compensation Committee is subject to the approval of the Board.

(c)

The Compensation Committee has a published mandate (copy available at www.migenix.com or can be obtained by contacting the Company's investor relations department at 1-800-665-1968 ext. 233). The Compensation Committee is responsible for making recommendations to the Board regarding the approval of objectives and goals, the compensation (base salary and results-based) of all executive officers including the President and Chief Executive Officer, evaluation of the Chief Executive Officer's performance, compensation of directors, and for reviewing and making recommendations with respect to compensation policies and programs generally including the granting of options under the Company's 2006 Stock Option Plan.

(d)

The Compensation Committee has the right to engage an outside advisor, as do all Board committees. The Compensation Committee did not engage an outside advisor during the period May 1, 2007 to April 30, 2008.

8.	Other Board Committees

The Board has no standing committees other than the audit committee and the Compensation Committee.

During the financial year ended April 30, 2008, the Board formed a corporate development committee. The corporate development committee was disbanded in May 2008.

A special committee of the Board was formed in July, 2008 to advise the Board with respect to the requisition of DJohnson Holdings for a special shareholders meeting. The special committee was disbanded effective August 11, 2008 following the Agreement.

9.	Assessments

The Board and each of its committees have written mandates (available at www.migenix.com or can be obtained by contacting the Company's investor relations department at 1-800-665-1968 ext. 233). Each committee member and Board member adheres to the terms of their respective mandates as the basis for their position descriptions. The Compensation Committee is mandated to ensure that the contributions of Board members, committees of the Board and the Board as a whole are reviewed on an annual basis. A process has been established that involves questionnaires that are completed by individual Board members and representatives of management. The Chairman of the Board reviews the findings of the questionnaires and reports the aggregate results for the Board and Board Committees to the Board. Each director completes a written self-assessment questionnaire and a peer-review questionnaire regarding the contributions of each individual director annually and discusses his contribution to the Board and its committees with the Chairman of the Board. Additionally, the Compensation Committee monitors the quality of the relationship between management and the Board in order to recommend ways to improve that relationship by reviewing the questionnaires completed by management relating to management's assessment of Board performance and to the quality of management's interactions with Board members.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended April 30, 2008, together with the auditors' report thereon, which are included in the Company's Annual Report mailed with this Information Circular, will be presented at the Meeting.

OTHER BUSINESS

Management is not aware of any other matter that may be presented at the Meeting other than as referred to in the notice of meeting. If other matters properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the proxy given pursuant to the solicitation by management of the Company will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the year ended April 30, 2008 contained in the Annual Report mailed to shareholders with this Information Circular. Copies of the Company's Annual Report are also available at www.sedar.com, the Company's website at www.migenix.com, or can be obtained by contacting the Company's investor relations at 1-800-665-1968 ext. 233.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board.

DATED at Vancouver, British Columbia, this 2nd day of October, 2008

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas Johnson"

Douglas Johnson
Chairman of the Board

APPENDIX "A"

MIGENIX Inc. (the "Company")

Board Mandate and Principles

1.

The Chair of the Board will be independent.

2.

The majority of the Board and all its committee members will be independent.

3.

All directors will act in the best interest of MIGENIX (MGI), follow the spirit and letter of the System of Ethics & Guidelines for Business Integrity and will put the interests of MGI ahead of any single stakeholder, shareholder or group.

4.

The Board will supervise management, not manage the business day-to-day.

5.

The Board will choose, assess and coach the CEO.

6.

The Board will be responsible for reviewing discussing and debating MGI's strategic direction, choice of business opportunities and the management of the risk which those opportunities entail.

7.

The Board will ensure that there are objectives for management and with its committees will regularly review performance against these objectives.

8.

The Board will ensure there are contingency plans for the orderly succession of management and that these plans are kept up to date.

9.

The Board will ensure that MGI communicates openly and effectively with its shareholders, other stakeholders and the public.

10.

The Board will approve operating and capital budgets and ensure that MGI has effective control and information systems to enable it to monitor progress and discharge all of its responsibilities.

11.

The Board will appoint and oversee the committees it requires and ensure MGI reports on corporate governance in each annual report.

12.

The Board will assess each year the size, performance and effectiveness of the Board, its committees and its members and nominate new director candidates as required.

APPENDIX "B"

ORDINARY RESOLUTION AMENDING THE 2006 STOCK INCENTIVE STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES AVAILABLE

BE IT RESOVED as an ordinary resolution THAT:

1.

The MIGENIX Inc. (the "Company") 2006 Incentive Stock Option Plan (the "Plan") be amended to increase the maximum number of common shares issuable under the Plan by 2,000,000 common shares from 7,307,000 common shares to 9,307,000 common shares.

2.

Notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the board of directors of the Company may revoke such resolution at any time before it is effected without further action by the shareholders.

3.

Any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this ordinary resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.